Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
666 Fifth Avenue, 31st Floor
New York, New York 10103-3198
www.fulbright.com

mkraines@fulbright.com direct dial: (212) 318-3261	telephone: facsimile:	(212) 318-3000 (212) 318-3400

May 9, 2007

VIA EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Applied DNA Sciences, Inc. Registration Statement on Form SB-2 Filed January 15, 2005 File No. 333-122848

Dear Mr. Riedler:

On behalf of Applied DNA Sciences, Inc. (the “Company”), in response to the Staff’s comment letter dated March 13, 2007 (the “Comment Letter”) and the follow-up conference call on March 15, 2007 in connection with Amendment No.8 to the Company’s above-referenced Registration Statement on Form SB-2 (the “Registration Statement”), we hereby submit proposed changes to the financial statements for your review.

All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. All responses to the accounting comments were prepared by the Company in consultation with its independent auditors. The following numbered paragraphs repeat the comments in the Comment Letter for your convenience, followed by the Company’s responses to those comments.

Amendment No. 8 to Registration Statement on Form SB-2

General

1.	Prior to requesting acceleration for effectiveness, please refer to Item 310(g) of Regulation S-B and amend your registration statement on Form SB-2 to provide updated financial statements.

Response: Updated financial statements shall be provided in accordance with Item 310(g) of Regulation S-B prior to requesting effectiveness of the Registration Statement.

Houston • New York • Washington DC • Austin • Dallas • Los Angeles • Minneapolis • San Antonio
Dubai • Hong Kong • London • Munich • Riyadh

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

Notes to Condensed Consolidated Financial Information

Note I - Restatement of Quarterly Financial Statements, page F-45

2.
We acknowledge your proposed revisions in response to comment 2 as well as the supplemental tabular restatement information that you have presented for the three and nine months ended June 30, 2006 and for the period from inception through June 30, 2006. Please provide us with the clarifying information that follows and revise the disclosure in your filing accordingly.

•
It appears based on your narrative in adjustment (b) of $390,000 you should be reducing selling, general, and administrative expenses. Clarify why the error occurred and the nature of the correction. Also, please clarify where the other side of the entry is recorded.

•
Based on the explanation provided in footnote (c), it is unclear why you recorded a $1,156,698 increase to “net gain (loss) in fair value of debt derivative and warrant liability.” If you recorded a derivative liability for warrants initially valued at $933,117 that you should have valued at $2,089,814, it appears that you would have incurred additional expense when you entered into the related financing transaction. Please tell us why you appear to have recorded income in correcting this error. Additionally, please revise footnote (c) to clarify the relationship between this error and the numerous financing transactions in “Note C” and tell us why you restated your June 30, 2006 Form 10-QSB to correct this error.

•
Based on the explanation provided in footnote (e), it is unclear why you recorded a net increase of $2,284,764 to your net income for the nine months ended June 30, 2006. According to the information in the table following footnote (e), you “undervalued” certain of the warrants issued to non-employees in connection with various financing transactions during your fiscal year ended September 30, 2005; it appears that correcting the related error would result in additional expense. Please also tell us why you appear to have restated your June 30, 2006 10-QSB rather than your September 30, 2005 Form 10-KSB to correct this error. Finally, please clarify what the $6,640,706 and $10,058,055 adjustments to other income (expense) represent since it is not apparent from the narrative discussion in footnote (e).

•
Please tell us where you recorded the $5,838,514 reduction to interest referenced in footnote (f). Please also clarify for us whether or not you should include a corresponding adjustment in your statements of operations for the three and nine months ended June 30, 2006.

•	Please refer to the table in footnote (g) and clarify how the $1,584,614 relates to footnote (a). Please also clarify why the reclass was an “error.”

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

•
Please address comment 2, bullet point 4 of our January 25, 2007 letter relating to the $1,365,000 error, as it is unclear how you have done so within the context of the proposed revisions and supplemental tabular disclosure that you have provided.

•	The $276,090 adjustment in your statement of cash flows does not appear to relate to footnote (k). Please clarify.

•	Clarify where you recorded the offsetting adjustment to the $1,846,500 in footnote (k). Please also clarify where you recorded this adjustment in your statement of operations.

Response: We propose to amend the June 30, 2006 unaudited financial statements to read as follows:

The accompanying condensed consolidated financial statements as of June 30, 2006 and the three and nine months ended June 30, 2006 and from September 16, 2002 (date of inception) through June 30, 2006 have been restated to correct its accounting for (a) the issuance of options and warrants in exchange for compensation and financing activities, (b) correcting the period reporting capitalized finance costs and current operating expenses and (c) errors in report preparation and miscellaneous accounting adjustments appropriate for the fair presentation of the financial statements.

The effect of the adjustments in the restated financial statements is an increase in net loss of $136,401 from September 16, 2002 (date of inception) through June 30, 2006 and an increase in net income of $766,698 and $2,148,364 for the three and nine month periods ended June 30, 2006, respectively. There was no effect on total cash flows provided by (used in) operations, investing or financing activities.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

The following tables summarize the effects of these adjustments on the Company’s condensed consolidated balance sheet as of June 30, 2006, condensed consolidated statements of losses for the three and nine months ended June 30, 2006 and for the period from September 16, 2002 (date of inception) through June 30, 2006 and the condensed consolidated statements of cash flows for the nine months ended June 30, 2006 and for the period from September 16, 2002 (date of inception) through June 30, 2006:

Condensed Consolidated Balance Sheet
June 30, 2006

	As Previously Reported	Adjustment		Reference	As Restated
Cash	$1,931,173	$			$1,931,173
Accounts receivable, net	$18,900	$			$18,900
Advances and other receivables	$11,611	$			$11,611
Prepaid expenses	$146,667	$			$146,667
Total current assets	$2,108,351	$			$2,108,351
Property, plant and equipment, net	$38,286	$			$38,286
Deposits	$8,322	$			$8,322
Capitalized finance costs	$1,437,862	$			$1,437,862
Patents, net	$17,376	$			$17,376
Intellectual property, net	$8,083,629	$			$8,083,629
total assets	$11,693,826	$			$11,693,826
Accounts payable and accrued liabilities	$4,680,849	$			$4,680,849
Notes payable, related party	$410,429	$			$410,429
Total current liabilities	$5,091,278	$			$5,091,278
Convertible notes payable, net	$3,306,371	$			$3,306,371
Debt derivative and warrant liability	$5,698,286	$			$5,698,286
Total liabilities	$14,095,935	$			$14,095,935
Preferred stock	$6	$			$6
Common stock	$118,582	$			$118,582
Common stock subscription	$(200,000)	$			$(200,000)
Additional paid in capital	$81,860,606		$136,400	a	$81,997,006
Accumulated deficit	$(84,181,303)		$(136,400)	a	$(84,317,703)
Total deficiency in stockholders’ equity	$(2,402,109)	$			$(2,402,109)
Total liabilities and Deficiency in Stockholders’ equity	$11,693,826	$			$11,693,826

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

Condensed Consolidated Statement of Income (Losses)
For the Three Months Ended June 30, 2006

Sales	$18,900	$			$18,900
Cost of sales	$15,639	$			$15,639
Gross margin	$3,261	$			$3,261
Selling, general & administrative	$1,190,967		$390,000	b	$1,580,967
Research and development	$—	$			—
Depreciation and amortization	$336,824	$			$336,824
Total operating expenses	$1,527,791		$390,000	b	$1,917,791
Net loss from operations	$(1,524,530)		$(390,000)	b	$(1,914,530)
Net gain (loss) in fair value of debt derivative and warrant liability	$2,337,263		$1,156,698	c	$3,493,961
Other income (expense)	$8,483	$			$8,483
Interest income (expense)	$(826,827)	$			$(826,827)
Net income (loss)	$(5,611)		$766,698	b,c	$761,087
Net income (loss) per share-basic	$(0.00)		0.01		$0.01
Net income (loss) per share-fully diluted	NA		0.01		$0.01

Condensed Consolidated Statement of Income (Losses)
For the Nine Months Ended June 30, 2006

Sales	$18,900	$			$18,900
Cost of sales	$15,639	$			$15,639
Gross margin	$3,261	$			$3,261
Selling, general & administrative	$4,955,055		$(563,750)	d	$4,391,305
Research and development	$75,276	$			75,276
Depreciation and amortization	$1,021,199	$			$1,021,199
Total operating expenses	$6,051,530		$(563,750)	d	$5,487,780
Net loss from operations	$(6,048,269)		$(563,750)	d	$(5,484,519)
Net gain (loss) in fair value of debt derivative and warrant liability	$18,606,563		$(4,355,942)	e	$14,250,621
Other income (expense)	$17,976	$			$17,976
			(136,400)	a
			(563,750)	d
			6,640,706	e
Interest income (expense)	$(9,117,785)		$5,940,556		$(3,177,229)
Net income (loss)	$3,458,485		$2,148,364		$5,606,849
Net income (loss) per share-basic	$0.03		0.02		$0.05
Net income (loss) per share-fully diluted	0.02		0.01		$0.03

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

Condensed Consolidated Statement of Income (Losses)
From September 16, 2002 (date of inception) through June 30, 2006

Sales	$18,900	$			$18,900
Cost of sales	$15,639	$			$15,639
Gross margin	$3,261	$			$3,261
Selling, general & administrative	$70,072,368		$5,838,514	f	$75,910,882
Research and development	$968,711	$			968,711
Depreciation and amortization	$1,380,626	$			$1,380,626
Total operating expenses	$72,421,705		$5,838,514		$78,260,219
Net loss from operations	$(72,418,444)		$(5,838,514)		$(78,256,958)
Net gain (loss) in fair value of debt derivative and warrant liability	$35,307,553		$(4,355,942)	f	$30,951,611
Other income (expense)	$49,318	$			$49,318
Interest income (expense)	$(47,119,730)		$10,058,055	f	$(37,061,675)
Net income (loss)	$(84,181,303)		$(136,401)		$(84,317,703)

Condensed Consolidated Statement of Cash Flows
For the Nine Months Ended June 30, 2006

Cash flows from operating activities
Net income (loss)		$3,458,485		$2,148,364		$5,606,849
Adjustments to reconcile to net used in operating activities
Depreciation and amortization		$1,021,199	$			$1,021,199
Organization expenses	$		$
Preferred shares issued in exchange for services	$		$			$—
Warrants issued to consultants		$606,850		$(563,750)	d	$43,100
Income attributable to repricing of warrants and debt derivatives		$(10,118,917)		$(4,131,704)	g	$(14,250,621)
Financing costs attributable to issuance of warrants	$			$2,271,000	h	$2,271,000
Amortization of beneficial conversion feature –convertible notes		$—	$			$—
Amortization of capitalized finance costs		$247,238	$			$247,238
Amortization of debt discount attributable to convertible debenture		$—		$276,090	i	$276,090
Fair value of common stock issued to related party in excess of debt		$—	$			$—
Common stock issued in exchange for services		$710,200	$			$710,200
Common stock issued in exchange for intellectual property		$—	$			$—
Common stock issued as penalty in connection with financing		$773,958	$			$773,958
Common stock canceled-previously issued for services rendered		$(480,000)	$			$(480,000)
Change in assets and liabilities:
Increase in accounts receivable		$(18,900)	$			$(18,900)
Increase in prepaid expenses and deposits		$(145,849)	$			$(145,849)
Decrease in other assets		$5,940	$			$5,940
Decrease in due related parties	$(52,662)	$		$(52,662)
Increase (decrease) in accounts payable and accrued liabilities	$1,685,792	$		$1,685,792
Net cash used in operating activities	$(2,306,666)	$		$(2,306,666)
Cash flows from investing activities:
Payments for patent filing	$—
Capital expenditures	$(35,851)	$		$(35,851)
Net cash used in investing activities	$(35,851)	$		$(35,851)
Cash flows from financing activities
Proceeds from sales of common stock, net	$—	$	$
Proceeds from issuance of convertible notes	$4,242,500	$		$4,242,500
Proceeds from exercise of options and warrants	$—	$		$—
Payment of debt	$—	$		$—
Proceeds from loans	$—	$		$—
Advances from shareholders	$—	$		$—
Net cash provided by financing activities	$4,242,500	$		$4,242,500
Net increase in cash and cash equivalents	$1,899,983	$		$1,899,983
Cash and cash equivalents at beginning of period	$31,190	$		$31,190
Cash and cash equivalents at end of period	$1,931,173	$		$1,931,173

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

Condensed Consolidated Statement of Cash Flows
From September 16, 2002 (date of inception) through June 30, 2006

Cash flows from operating activities
Net income (loss)	$(84,181,303)		$(136,400)	a	$(84,317,703)
Adjustments to reconcile to net used in operating activities
Depreciation and amortization	$1,374,467		$(5,756)	j	$1,368,711
Organization expenses	$88,500	$			88,500
Preferred shares issued in exchange for services	$1,500,000	$			$1,500,000
Warrants issued to consultants	$3,583,016		$5,838,514	f	$9,421,530
Income attributable to repricing of warrants and debt derivatives	$(26,819,908)		$(4,131,703)	g	$(30,951,611)
Financing costs attributable to issuance of warrants	$27,265,174		$(1,846,500)	k	$25,418,674
Amortization of beneficial conversion feature –convertible notes	$10,461,000	$			$10,461,000
Amortization of capitalized finance costs	$247,238	$			$247,238
Amortization of debt discount attributable to convertible debenture	$—		$276,090	i	$276,090
Fair value of common stock issued to related party in excess of debt	$1,365,000	$			$1,365,000
Common stock issued in exchange for services	$31,284,573	$			$31,284,573
Common stock issued in exchange for intellectual property	$14,689,100	$			$14,689,100
Common stock issued as penalty in connection with financing	$1,550,487	$			$1,550,487
Common stock canceled-previously issued for services rendered	$(1,343,845)	$			$(1,343,845)
Change in assets and liabilities:
Increase in accounts receivable	$(18,900)	$			$(18,900)
Increase in prepaid expenses and deposits	$(163,472)	$			$(163,472)
Decrease in other assets	$(3,128)	$			$(3,128)
Decrease in due related parties	$—	$			$—
Increase (decrease) in accounts payable and accrued liabilities	$4,079,990		$5,755	j	$4,085,745
Net cash used in operating activities	$(15,042,011)	$			$(15,042,011)
Cash flows from investing activities:
Payments for patent filing	$(25,698)	$			$(25,698)
Capital expenditures	$(48,602)	$			$(48,602)
Net cash used in investing activities	$(74,300)	$			$(74,300)
Cash flows from financing activities
Proceeds from sales of common stock, net	$432,000	$			$432,000
Proceeds from issuance of convertible notes	$13,446,500	$			13,446,500
Proceeds from exercise of options and warrants	$343,750	$			$343,750
Payment of debt	$(24,854)	$			$(24,854)
Proceeds from loans	$2,750,000	$			$2,750,000
Advances from shareholders	$100,088	$			$100,088
Net cash provided by financing activities	$17,047,484	$			$17,047,484
Net increase in cash and cash equivalents	$1,931,173	$			$1,931,173
Cash and cash equivalents at beginning of period	$—	$			$—
Cash and cash equivalents at end of period	$1,931,173	$			$1,931,173

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

(a) During its review of the issuance and valuation of equity instruments during the nine month period ended June 30, 2006, the Company determined that certain warrants to acquire the Company’s common stock, which were issued to non-employees in connection with the Company’s financing activities, were not valued in accordance with SFAS No. 123R. The Company’s policy is to charge the fair value of equity instruments such as preferred and common stock, warrants and options, related to financing activities to interest expense in the period the cost is incurred. The fair value of equity instruments issued in connection with providing services to the Company by non-employees is charged to general and administrative expenses in the period the cost is incurred. The Company corrected the valuation of these warrants as a net charge to interest expense and a credit to additional paid in capital in the amount of $136,400.

(b) During its review of the accounting for the issuance and valuation of the March 2006 debt instruments, the Company determined that debt issuance costs of $390,000 were charged in error to operations as general and administrative expense during the three months ended March 31, 2006 instead of capitalized and amortized over the term of the debt. The Company amended and restated its March 31, 2006 SEC Form 10-QSB to correct the error in accounting. In connection with the review of the accounting for the transaction and correction of the error, the Company determined that during the three month period ended June 30, 2006, the Company had reduced general and administrative expenses a further $390,000 in error. The Company carried forward the error from March 31, 2006 to the June 30, 2006 10-QSB as originally filed, incorrectly reducing the amounts recorded to selling general and administrative expenses for the three month period ended June 2006 by $390,000. The Company amended the March 2006 10-QSB to restate and correct the accounting for the cost relating to the issuance of these debt instruments from selling, general and administrative expenses to capitalized debt issuance costs. The correction is intended to reflect the adjustment to capitalize financing costs in the proper reporting period. The net effect of this adjustment on the three month period ended June 30, 2006 is to increase operating expenses by $390,000. The adjustment as a result of the correction of the error has no net effect on operating expenses during the nine month period ended June 30, 2006 and the period from September 16, 2002 (date of inception) to June 30, 2006.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

Summary of the journal entries relating to (b) above:

March 31, 2006 (initial filing):

SGA	390,000
Cash, debt		390,000
To record expenditures relating to issuance of debt (in error)

March 31, 2006 (amended)

Capitalized financing costs	390,000
SGA		390,000

June 30, 2006 YTD and three month reporting (initial filing):

Capitalized financing costs	390,000
SGA		390,000

June 30, 2006 (three month period) amended ONLY

SGA	390,000
Capitalized finance costs		390,000

June 30, 2006 YTD (amended) (capitalized with initial filing)

NONE

Net balance sheet effect:

Capitalized financing costs:
March 31, 2006 initial filing::	$-0-
March 31, 2006 amended:	390,000
Net:	$390,000

BALANCE CARRYFORWARD (Initial filing):	$-0-
BALANCE CARRYFORWARD (amended)	390,000

June 30, 2006 initial filing:	$390,000
June 30, 2006 amended:	390,000
Net:	$-0-

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

(c) During the Company’s review of the outstanding warrants and options to acquire the Company’s common stock, the Company determined that the warrants must be settled by the delivery of registered shares and the delivery of the registered shares which event is not controlled by the Company. Therefore, management re-evaluated its accounting for the warrants under the guidelines of SFAS No. 133 and EITF Issue No. 00-19, and concluded that the embedded conversion option did not meet the SFAS No. 133 paragraph 11(a) scope exception. Accordingly, the Company determined that the warrants should be reclassified as derivative liabilities (see Note C). In addition to incorrectly accounting for the warrants as equity instruments, the Company determined that as of March 31, 2006, the derivatives were valued in error and recorded an increase in the warrant valuation with its amended March 31, 2006 10-QSB. Although the fair value of related warrants were properly reflected in the initial June 30, 2006 10-QSB, the change from the prior reporting period due to the amended March 31, 2006 10-QSB resulted in an increase in income for the three months ended June 30, 2006 The warrants were initially valued at $933,117. The correct valuation is $2,089,814, an increase of $1,156,698.

(d) During its review of the issuance and valuation of equity instruments, the Company determined that $563,750, the cost related to the issuance of certain warrants to acquire the Company’s common stock, which were issued during the nine month period ended June 30, 2006 to non-employees in connection with the Company’s financing activities, was recorded in error as selling, general and administrative expenses instead of interest expense. Based upon the Company’s policy of classifying the fair value of equity instruments issued in connection with financing activities as interest expense, the Company corrected the error by reclassifying the amount of $563,750 to interest expense.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

(e) During its review of the issuance and valuation of equity instruments, the Company determined that certain warrants to acquire the Company’s common stock, which were issued to non-employees during the year ended September 30, 2005 in connection with the Company’s financing activities, were erroneously recorded as having been issued during the nine month period ended June 30, 2006. These transactions were recorded initially in error as a charge to interest expense (initial valuation) of $6,640,706 and a gain from mark to market change from the initial valuation of $4,355,942; net $2,284,764 charge to operations. In conjunction with the September 30, 2005 amended 10-KSB, these errors were properly corrected to reflect in the accounting period the issuance of the related warrants recording the initial valuation (interest expense) and subsequent mark to market change. The amended June 30, 2006 10-QSB reverses the initial erroneous recording. The effect of the error was an overstatement of $4,355,942 in the net gain in the fair value of the debt derivative and warrant liability and an overstatement of $6,640,706 in the net interest expense in the original filing, resulting in a net increase of $2,284,764 in income for the nine months ended June 30, 2006. This amount of $2,284,764 is comprised of the corrections of errors in the recording and valuation of the following warrants:

	Original amount	Revised Amount	Increase/(decrease)
Warrants issued in December 2004	$394,698	$3,169,052	$2,774,354
Warrants issued in February 2005	—	72,017	72,017
Warrants issued in June 2005 (Company determined warrants were not properly authorized and issued)	849,047	—	(849,047)
Warrants previously cancelled, later determined issued	(287,440)	—	287,440
	$956,305	$3,241,069	$2,284,764

The adjustment of $2,284,764, net of the additional cost of warrants issued (see Note A above) of $136,400, results in an aggregate increase of $2,148,364 in net income for the nine month period ended June 30, 2006, from $3,458,485 to $5,606,849.

(f) During its review of the issuance and valuation of equity instruments, the Company determined that $5,838,514, the fair value of certain warrants to acquire the Company’s common stock that were issued to non-employees during the period from September 16, 2002 (date of inception) through September 30, 2005 in connection with payment for services rendered to the Company, was erroneously recorded as interest expenses instead of selling, general and administrative expenses.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

Below is a summary of the changes to the various line items for the period from September 16, 2002 (date of inception) through June 30, 2006:

	Selling, general and administrative	Gain/Loss in fair value of warrant liability and debt derivative	Interest expense
Originally reported:	$70,072,368	$35,307,553	$47,119,730
Reclassification on fair value of warrants issued for services rendered (above)	5,838,514	—	(5,838,514)
Adjustment to fair value of warrants issued in previous year (see e above)		(4,355,942)	(4,355,942)
Fair value of unrecorded warrants issued in conjunction with financing (see a above)			136,401
Amended reported	$75,910,882	$30,951,611	$37,061,675

(g) During its review of the issuance and valuation of equity instruments, the Company reclassified the amortization of debt discount attributable to the issuance of $4,131,704 of convertible debt separately from the income attributable to repricing of warrants and debt derivatives, as set forth below:

Reclassification of initial warrant valuations relating to financing from interest to separate line item in cash flow statement as described in (h) below:	$2,271,000
Change in non warrant valuations as described in (e) above:	2,284,764
Reclassification on non financing warrants to selling, general and administrative as described in (d) above	(563,750)
Reclassification of warrants as described in (a) above	(136,400)
Reclassification of amortization of debt discount to separate cash flow line item as described in (i) below	276,090
Total:	$4,131,704

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

(h) During its review of the issuance and valuation of equity instruments, the Company separately reclassified from income attributable to repricing of warrants and debt derivatives, the value of warrants issued in connection with the issuance of debt having a fair value of $2,271,000.

(i) During its review of the issuance and valuation of equity instruments, the Company reclassified the amortization of debt discount attributable to the issuance of convertible debt of $276,090 separately from income attributable to repricing of warrants and debt derivatives.

(j) During its review of capital expenditures and related depreciation and amortization, the Company corrected a classification error of $5,756 between the depreciation and amortization expenses line item and accounts payable within the cash used in operating expenses.

(k) During its review of the issuance and valuation of equity instruments, the Company determined that $1,846,500, the fair value of certain warrants to acquire the Company’s common stock issued to non-employees in connection with payment for services rendered to the Company, was charged in error to interest expense instead of selling, general and administrative expenses. This adjustment is in conjunction with (a), (f) and (g) above.

3.
It does not appear that you have addressed comment 2 of our January 25, 2007 letter in relation to the three and nine month periods ended June 30, 2005. As you present restatement information for those periods on pages F-48 through F-50 of your Form SB-2/A filed on November 13, 2006, we request that you present revised disclosure for Note J in a manner consistent with that you have provided for Note I.

Response: We propose to amend the June 30, 2005 unaudited financial statements to read as follows:

The accompanying consolidated financial statements as of June 30, 2005 and for the three and nine months ended June 30, 2005 and for the period from September 16, 2002 (date of inception) through June 30, 2005 have been restated to correct the accounting for (a) the issuance of warrants in exchange for compensation and financing activities, (b) the unrecorded expense accruals relating to penalties due for late registration, and (c) the errors in report preparation and miscellaneous accounting adjustments appropriate for the fair presentation of the financial statements.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

The effect of these adjustments is an increase in net loss of $8,645,561 for the period from September 16, 2002 (date of inception) through June 30, 2005 and for the nine months ended June 30, 2005. The effect on cash flows used in operations was an increase of $2,911,764 for the nine months ended June 30, 2005 and an increase of $2,888,205 from September 16, 2002 (date of inception) to June 30, 2005. Cash flow used in investing activities increased by $33,291 for the nine months ended June 30, 2005 and increased by $56,850 for the period from September 16, 2002 (date of inception) through June 30, 2005. Cash flow from financing activities decreased by $2,945,055 for the nine months ended June 30, 2005 and for the period from September 16, 2002 (date of inception) through June 30, 2005.

Condensed Consolidated Balance Sheet
June 30, 2005

	As Previously Reported		Adjustment		Reference	As Restated
Cash		$1,192,465	$			$1,192,465
Total current assets		$1,192,465	$			$1,192,465
Property, plant and equipment, net		$20,663	$			$20,663
Deposits		$56,850	$			$56,850
Patents, net		$24,753	$			$24,753
Total assets		$1,294,731	$			$1,294,731
Accounts payable and accrued liabilities		$933,074		$104,951	a	$1,038,025
Accrued liabilities, related parties		$95,162		$41,312	a	$136,474
Due related parties		$91,312		$(91,312)	a	$—
Notes payable		$425,000	$			$425,000
Total current liabilities		1,544,548		54,951	a	1,599,499
Warrant liability	$			$9,802,137	b	$9,802,137
Total liabilities		$1,544,548		$9,857,088	a,b	$11,401,636
Preferred stock		$6	$			$6
Common stock		$66,412	$			$66,412
Common stock subscription		$(37,000)		$1,000	c	$(36,000)
Common stock receivable		$—		$(1,000)	c	$(1,000)
Additional paid in capital		$54,355,065		$(1,211,527)	d	$53,143,538
Accumulated deficit		$(54,634,300)		$(8,645,561)	a,b,d	$(63,279,861)
Total deficiency in stockholders’ equity		$(249,817)		$(9,857,088)	a,b,d	$(10,106,905)
Total liabilities and Deficiency in Stockholders’ equity		$1,294,731	$			$1,294,731

Condensed Consolidated Statement of Income (Losses)
For the Three Months Ended June 30, 2005

Selling, general & administrative	$2,659,727		$(794,096)	e	$1,865,631
Research and development	$88,870	$			88,870
Depreciation and amortization	$3,160	$			$3,160
Total operating expenses	$2,751,757		$(794,096)	e	$1,957,661
Net loss from operations	$(2,751,757)		$(794,096)	e	$(1,957,661)
Net gain (loss) in fair value of debt derivative and warrant liability	$—		$5,679,175	f	$5,679,175
Other income (expense)	$241	$			$241
Interest income (expense)	$(21,557)	$			$(21,557)
Net income (loss)	$(2,773,073)		$6,473,271	e,f	$3,700,198
Net income (loss) per share-basic	$(0.04)		0.10		$0.06
Net income (loss) per share-fully diluted	NA		0.06		$0.04

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

Condensed Consolidated Statement of Income (Losses)
For the Nine Months Ended June 30, 2005

Selling, general & administrative	$22,236,607		$1,952,275	g		$24,188,882
Research and development	$345,958	$				345,958
Depreciation and amortization	$15,187	$				$15,187
Total operating expenses	$22,597,752		$1,952,275	g		$24,550,027
Net loss from operations	$(22,597,752)		$(1,952,275)	g		$(24,550,027)
Net gain (loss) in fair value of debt derivative and warrant liability	$—		$16,454,928	h		$16,454,928
Other income (expense)	$3,415	$				$3,415

Interest income (expense)	$(9,224,929)		$(23,148,214)	b, h		$(32,373,143)
Net income (loss)	$(31,819,266)		$(8,645,561)	b,g,h		$(40,464,827)
Net income (loss) per share-basic	$(.65)		(0.18)			$(0.83)
Net income (loss) per share-fully diluted	NA		NA		$	NA

Condensed Consolidated Statement of Income (Losses)
From September 16, 2002 (date of inception) through June 30, 2005

Selling, general & administrative	$43,296,679		$1,713,740	i	$45,010,419
Research and development	$345,958		$238,535	i	584,493
Depreciation and amortization	$18,348	$			$18,348
Total operating expenses	$43,660,985		$1,952,275	i	$45,613,260
Net loss from operations	$(43,660,985)		$(1,952,275)	i	$(45,613,260)
Net gain (loss) in fair value of debt derivative and warrant liability	$—		$16,454,928	h	$16,454,928
Other income (expense)	$29,800				$29,800
Interest income (expense)	$(11,003,115)		$(23,148,214)	b,h	$(34,151,329)
Net income (loss)	$(54,634,300)		$(8,645,561)	b,h,i	$(63,279,861)

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

Condensed Consolidated Statement of Cash Flows
For the Nine Months Ended June 30, 2005

Cash flows from operating activities
Net income (loss)		$(31,819,266)		$(8,645,561)	j		$(40,464,827)
Adjustments to reconcile to net used in operating activities
Depreciation and amortization		$15,187	$				$15,187
Warrants issued to consultants		$1,243,744		$1,997,324	j		$3,241,068
Income attributable to repricing of warrants and debt derivatives	$			$(16,454,929)	j		$(16,454,929)
Financing costs attributable to issuance of warrants	$			$23,148,214	j		$23,148,214
Amortization of beneficial conversion feature –convertible notes		$8,836,000	$				$8,836,000
Fair value of common stock issued to related party in excess of debt		$—		$1,365,000	j		$1,365,000
Common stock issued in exchange for services		$12,471,727		$924,475	j		$13,396,202
Common stock canceled-previously issued for services rendered		$(642,098)		$460,800	j		$(181,298)
Change in assets and liabilities:
Payments of security deposits		$—		$(33,291)	j		$(33,291)
Decrease in due related parties		$(20,631)	$				$(20,631)
Increase (decrease) in accounts payable and accrued liabilities		$(983,197)		$149,732	j		$(833,465)
Net cash used in operating activities		$(10,898,534)		$2,911,764	j		$(7,986,770)
Cash flows from investing activities:
Payments for patent filing		$(4,347)					(4,347)
Payments of security deposits		$(33,291)		33,291	j
Capital expenditures		$—	$			$
Net cash used in investing activities		$(37,638)		$33,291	j		$(4,347)
Cash flows from financing activities
Proceeds from sales of common stock, net		$8,141,055		$(8,141,055)	j		$—
Proceeds from subscription of common stock		$2,340,000		(2,340,000)	j		—
Proceeds from notes converted to stock		$1,575,000		(1,575,000)	j		—
Proceeds from issuance of convertible notes		$—		$9,079,000	j		$9,079,000
Proceeds from exercise of options and warrants		$70,750		$32,000	j		$102,750
Net cash provided by financing activities		$12,126,805		$(2,945,055)	j		$9,181,750
Net increase in cash and cash equivalents		$1,190,633	$				$1,190,633
Cash and cash equivalents at beginning of period		$1,832	$				$1,832
Cash and cash equivalents at end of period		$1,192,465	$				$1,192,465

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

Condensed Consolidated Statement of Cash Flows
From September 16, 2002 (date of inception) through June 30, 2005

Cash flows from operating activities
Net income (loss)		$(54,634,300)		$(8,645,561)	k		$(63,279,861)
Adjustments to reconcile to net used in operating activities
Depreciation and amortization		$18,348	$				$18,348
Organization expenses		$88,500	$				88,500
Preferred shares issued in exchange for services		$1,500,000	$				$1,500,000
Warrants issued to consultants		$3,263,606		$1,997,324	k		$5,260,930
Income attributable to repricing of warrants and debt derivatives		$—		$(16,454,929)	k		$(16,454,929)
Financing costs attributable to issuance of warrants		$—		$23,148,214	k		$23,148,214
Amortization of beneficial conversion feature – convertible notes		$10,461,000	$				$10,461,000
Fair value of common stock issued to related party in excess of debt	$			$1,365,000	k		$1,365,000
Common stock issued in exchange for services		$24,819,459		$974,475	k		$25,793,934
Common stock canceled-previously issued for services rendered		$(927,673)		$460,800	k		$(466,873)
Change in assets and liabilities:
Payments for security deposits	$			$(56,850)	k		$(56,850)
Increase in prepaid expenses and deposits	$		$			$
Decrease in other assets		$(13,890)	$				$(13,890)
Decrease in due related parties		$132,065	$				$132,065
Increase (decrease) in accounts payable and accrued liabilities		$822,512		$99,732	k		$922,244
Net cash used in operating activities		$(14,470,373)		$2,888,205	k		$(11,582,168)
Cash flows from investing activities:
Payments for patent filing		$(25,698)	$				$(25,698)
Payments of security deposits		$(56,850)		56,850	k
Capital expenditures		$(29,507)	$				$(29,507)
Net cash used in investing activities		$(112,055)		$56,850	k		$(55,205)
Cash flows from financing activities
Proceeds from sales of common stock, net		$8,573,055		$(8,141,055)	k		$432,000
Proceeds from subscription of common stock		$2,465,000		(2,465,000)	k
Proceeds from notes converted to common stock		$1,575,000		(1,575,000)	k
Proceeds from issuance of convertible notes	$			$9,204,000	k		9,204,000
Proceeds from exercise of options and warrants		$311,750		$32,000	k		$343,750
Proceeds from loans		$2,750,000	$				$2,750,000
Advances from shareholders		$100,088	$				$100,088
Net cash provided by financing activities		$15,774,893		$(2,945,055)	k		$12,829,838
Net increase in cash and cash equivalents		$1,192,465	$				$1,192,465
Cash and cash equivalents at beginning of period		$—	$				$—
Cash and cash equivalents at end of period		$1,192,465	$				$1,192,465

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

(a) Accounts payable and accrued expenses:

In connection with the placement of convertible promissory notes in the amount of $1,465,000 in December 2004 and $1,675,000 in 2003, aggregating $3,140,000, the Company was obligated pursuant to the terms of a registration rights agreement to pay liquidated damages of 3.5% of the aggregate convertible note financing amount each month in the event it failed to have a registration statement registering the shares underlying the convertible notes declared effective by the specified deadline. During its comment process on the Company’s Registration Statement on Form SB-2, as amended, the Securities and Exchange Commission requested that the Company provide additional disclosure regarding the Company’s accounting policies in connection with the accounting for previously issued common stock, convertible notes and warrants issued pursuant to the registration rights agreement. The Company initially did not calculate the penalties incurred in connection with its failure to meet the deadline to file an effective registration statement. Following its review, the Company concluded that such penalties should be calculated as 3.5% multiplied by $3,140,000 multiplied by 0.5 months, which resulted in an increase of $54,951. The failure to properly account for such penalties resulted in an understatement of liquidated damage penalties (included in selling, general and administrative expense in the accompanying restated statement of losses) and an underestimate of accrued expenses as of June 30, 2005 aggregating $54,951.

Separately, the Company corrected the classification of a non related party debt of $50,000. In addition, the Company, as part of the restatement, consolidated “Accrued liabilities, related parties” and “Due to related parties”. To summarize:

	Accounts Payable and accrued liabilities	Accrued liabilities, related parties	Due to related parties
Per previously reported	$933,074	$95,162	$91,312
Accrual of penalties as described above	54,951
Reclassification of non related party debt	50,000	(50,000)
Consolidation of liabilities due related parties		91,312	(91,312)
Per restatement	$1,038,025	$136,474	$-0-

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

(b) In conjunction with raising capital through the issuance of convertible promissory notes, the Company issued warrants that have registration rights for the underlying shares. As the contract must be settled by the delivery of registered shares and the delivery of the registered shares is not controlled by the Company, pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the net value of the warrants of $23,148,214 at the date of issuance was recorded as a warrant liability on the balance sheet charged to operations as interest expense. Upon the registration statement being declared effective, the fair value of the warrants on that date will be reclassified as equity. The Company did not record the fair value of warrant liability of $9,802,137 as of June 30, 2005 with the original filing. The net effect of the adjustment is an increase in liabilities of $9,802,137 as of June 30, 2005.

A summary of the various warrant and debt derivative account components are as follows:

	Debt derivative and warrant liability (Balance Sheet)	Interest Expense (Statement of Income (Loss)	Gain/Loss in fair value of debt derivative and warrant liability
Originally reported:	$-0-	$9,224,929	$-0-
Initial warrant valuation related to financing (separated on cash flow statement)	23,148,214	23,148,214
Reclassification of warrant liability from equity to liability	3,108,851
Adjustment to fair value of debt derivative and warrant liability (mark to market change)	(16,454,928)	0	16,454,928
As per amended	$9,802,137	$32,373,143	$16,454,928

(c) The Company separated subscription receivable from common stock subscriptions. There was no effect on Deficiency in Stockholders’ Equity or Statement of operations.

(d) In conjunction with raising capital through the issuance of convertible promissory notes, the Company issued warrants with registration rights for the underlying shares. The Company initially recorded these warrants as a charge to interest expense with the offsetting entry to additional paid in capital.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

As the contract must be settled by the delivery of registered shares and the delivery of the registered shares is not controlled by the Company, pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the Company reclassified the net value of the warrants at the date of issuance as a warrant liability of $3,108,851. Upon the registration statement being declared effective, the fair value of the warrants on that date will be reclassified as equity.

Separately, the Company corrected the valuation of non financing warrants issued to non employees by $1,997,324 and charged selling, general and administrative expense.

Additionally, the Company corrected the recording of a subscription for common stock by reducing additional paid in capital and crediting selling, general and administrative.

The table below summarizes the effects in additional paid in capital described above:

Additional paid in capital
Per previously reported	$54,355,065
Reclassification of warrants related to financing activities to warrant liability	(3,108,851)
Correction of valuation of non financing warrants issued to non employees, net of cancellations	1,997,324
Correction of subscription for common stock	(100,000)
Per restatement	$53,143,538

(e)  The Company determined certain warrants issued to non employees having a fair value of $849,047 and charged to operations a selling, general and administrative expenses, were not properly authorized by the Company’s Board of Directors and as such, reversed the $849,047 and credited selling, general and administrative expense.

The table below summarizes the effects below:

Selling, general and administrative for the three months ended June 30, 2005
Per previously reported	$2,659,727
Cancellation of unauthorized warrants issued to non employees	(849,047)
Accrual of penalties as described in (a) above	54,951
Per restatement	$1,865,631

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

(f)  In conjunction with raising capital through the issuance of convertible promissory notes, the Company issued warrants with registration rights for the underlying shares. As the contract must be settled by the delivery of registered shares and the delivery of the registered shares is not controlled by the Company, pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the Company recorded the net value of the warrants at the date of issuance as a warrant liability of $23,148,214 and charged to operations as interest expense. Upon the registration statement being declared effective, the fair value of the warrants on that date will be reclassified as equity. The Company initially valued the warrants using the Black-Scholes pricing model with the following assumptions: (1) a dividend yield of 0%; (2) an expected volatility of 152.59%, (3) a risk-free interest rate of 3.67%, and (4) an expected life of 5 years.

In accordance with SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, the Company revalued the warrants with underlying shares subject to registration rights as of June 30, 2005 using the Black-Scholes option pricing model. Assumptions regarding the life, the expected dividend yield and volatility were left unchanged but the Company applied a risk free interest rate of 3.72%, a volatility of 144.18% and a deemed fair value of common stock of $0.60, which was the closing price of the Company’s common stock on June 30, 2005. The difference of $5,679,175 between the fair value of the warrants as of June 30, 2005 and the previous valuation as of March 31, 2005 has been recorded as a gain on revaluation of warrant liability and included in the restated consolidated financial statements.

(g)  The net effect of the change of selling, general and administrative expense for the nine months ended June 30, 2005 is summarized below:

Selling, general and administrative for the nine months ended June 30, 2005
Per previously reported	$22,236,607
Correction of valuation of non financing warrants issued to non employees, net of cancellation of warrants having a fair value of $ 849,047 of as described in (d) above	1,997,324
Correction of subscription for common stock as described in (d) above	(100,000)
Accrual of penalties as described in (a) above	54,951
Per restatement	$24,188,882

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

(h)  In conjunction with raising capital through the issuance of convertible promissory notes, the Company issued warrants with registration rights for the underlying shares. As the contract must be settled by the delivery of registered shares and the delivery of the registered shares is not controlled by the Company, pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the Company recorded the net value of the warrants at the date of issuance as a warrant liability of $23,148,214 and charged to operations as interest expense. Upon the registration statement being declared effective, the fair value of the warrants on that date will be reclassified as equity. The Company initially valued the warrants using the Black-Scholes pricing model with the following assumptions: (1) a dividend yield of 0%; (2) an expected volatility of 152.59%, (3) a risk-free interest rate of 3.67%, and (4) an expected life of 5 years.

In accordance with SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, the Company revalued the warrants with underlying shares subject to registration rights as of June 30, 2005 using the Black-Scholes option pricing model. Assumptions regarding the life, the expected dividend yield and volatility were left unchanged but the Company applied a risk free interest rate of 3.72%, a volatility of 144.18% and a deemed fair value of common stock of $0.60, which was the closing price of the Company’s common stock on June 30, 2005. The difference of $16,454,928 between the fair value of the warrants as of June 30, 2005 and the (initial) previous valuation, inclusive of warrants reclassified from equity to warrant liability of $3,108,851 has been recorded as a gain on revaluation of warrant liability and included in the restated consolidated financial statements (see (b) above).

(i) The following table summarizes the change in selling, general and administrative expenses from September 16, 2002 (date of inception) through June 30, 2005:

Selling, general and administrative from September 16, 2002 (date of inception) through June 30, 2005
Per previously reported	$43,296,679
Correction of valuation of non financing warrants issued to non employees, net of cancellations as described in (d) above	1,997,324
Correction of subscription for common stock as described in (d) above	(100,000)
Accrual of penalties as described in (a) above	54,951
Reclassification of research and development costs	(238,535)
Per restatement	$45,010,419

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

(j)  A breakdown of the various changing elements of the Statement of Cash Flow for the nine months ended June 30, 2005 is displayed below:

Cash flows from operating activities					Component Classification Reference
Net income (loss)		$(31,819,266)	$			$
Initial warrant valuation as described in (f) above	$			$(23,148,214)	(1)	$
Income attributable to repricing of warrants as described in (h) above	$			$16,454,929	(2)	$
Adjustment for warrants issued to non employees as described in (d) above	$			$(1,997,324)	(3)	$
Accrual of penalties as described in (a) above	$			$(54,951)	(4)	$
Correction of common stock subscription as described in (d) above	$			$100,000	(5)	$
	$			$(1)	Rounding	$
Net income (loss) restated	$			$(8,645,561)			$(40,464,827)
Adjustments to reconcile to net used in operating activities	$		$			$
Depreciation and amortization		$15,187	$				$15,187
Warrants issued to consultants		$1,243,744		$1,997,324	(3)		$3,241,068
Income attributable to repricing of warrants and debt derivatives	$			$(16,454,929)	(2)		$(16,454,929)
Financing costs attributable to issuance of warrants	$			$23,148,214	(1)		$23,148,214
Amortization of beneficial conversion feature – convertible notes		$8,836,000	$				$8,836,000
Fair value of common stock issued to related party in excess of debt	$		$			$
Reclassification of fair value of common stock issued in excess of debt as described in Note C	$			$1,365,000	(6)	$
Fair value of common stock issued to related party in excess of debt		$—		$1365,000			$1,365,000
Common stock issued in exchange for services		$12,471,727	$			$
Correction of common stock subscription as described in (d) above	$			$(100,000)	(5)	$
Reclassification of fair value of common stock issued in excess of debt as described in Note C	$			$(1,365,000)	(6)	$
Correct net common stock canceled-previously issued for services rendered	$			$(460,800)	(7)	$
Correct classification of common stock issued for services rendered classified in error under financing activities	$			$2,850,275	(8)	$
Common stock issued for services rendered-restated	$			$924,475			$13,396,202
Common stock canceled-previously issued for services rendered		$(642,098)	$			$
Correct net common stock canceled-previously issued for services rendered	$			$460,800	(7)	$
Common stock canceled-previously issued for services rendered-restated	$			$460,800			$(181,298)
Change in assets and liabilities:	$		$			$
Payments of security deposits		$—	$			$
Reclassification of security deposit to operating activities	$			$(33,291)	(9)	$
Payments of security deposits		$—		$(33,291)			$(33,291)
Decrease in due related parties		$(20,631)	$				$(20,631)
Increase (decrease) in accounts payable and accrued liabilities		$(983,197)	$				$(833,465)
Accrual of penalties as described in (a) above	$			$54,951	(4)	$
Reclassification of changes in accrued expenses due related parties	$			$94,781	(10)	$
Increase (decrease) in accounts payable and accrued liabilities-restated	$			$149,732			$(833,465)
Net cash used in operating activities		$(10,898,534)		$2,911,764			$(7,986,770)
Cash flows from investing activities:	$		$			$
Payments for patent filing		$(4,347)	$				$(4,347)
Payments of security deposits		$(33,291)		$33,291	(9)	$
Capital expenditures		$—	$			$
Net cash used in investing activities		$(37,638)		$33,291			$(4,347)
Cash flows from financing activities	$		$			$
Proceeds from sales of common stock, net		$8,141,055	$				$—
Correct classification of common stock issued for services rendered classified in error under financing activities	$			$(2,850,275)	(8)	$
Reclassification of changes in accrued expenses due related parties	$			$(94,781)	(10)	$
Reclassification of proceeds form convertible notes	$			$(5,195,999)	(11)	$
Proceeds from sales of common stock, net	$			$(8,141,055)			$—
Proceeds from subscription of common stock		$2,340,000		$(2,340,000)	(11)		$—
Proceeds from notes converted to stock		$1,575,000		$(1,575,000)	(11)		$—
Proceeds from issuance of convertible notes		$—		$9,079,000	(11)		$9,079,000
Proceeds from exercise of options and warrants		$70,750		$32,000	(11)		$102,750
Net cash provided by financing activities		$12,126,805		$(2,945,055)			$9,181,750
Net increase in cash and cash equivalents		$1,190,633	$				$1,190,633
Cash and cash equivalents at beginning of period		$1,832	$				$1,832
Cash and cash equivalents at end of period		$1,192,465	$				$1,192,465

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

(k)  A breakdown of the various changing elements of the Statement of Cash Flow for the period September 16, 2002 (date of inception) through June 30, 2005 is displayed below:

Cash flows from operating activities
Net income (loss)		$(54,634,300)	$			$
Initial warrant valuation as described in (f) above	$			$(23,148,214)	(1)	$
Income attributable to repricing of warrants as described in (h) above	$			$16,454,929	(2)	$
Adjustment for warrants issued to non employees as described in (d) above	$			$(1,997,324)	(3)	$
Accrual of penalties as described in (a) above	$			$(54,951)	(4)	$
Correction of common stock subscription as described in (d) above	$			$100,000	(5)	$
	$			$(1)	Rounding	$
Net income (loss) restated	$			$(8,645,561)			$(63,279,861)
Adjustments to reconcile to net used in operating activities	$		$			$
Depreciation and amortization		$18,348	$				$18,348
Organization costs		$88,500	$				$88,500
Preferred shares issued in exchange for services		$1,500,000	$				$1,500,000
Warrants issued to consultants		$3,263,606		$1,997,324	(3)		$5,260,930
Income attributable to repricing of warrants and debt derivatives	$			$(16,454,929)	(2)		$(16,454,929)
Financing costs attributable to issuance of warrants	$			$23,148,214	(1)		$23,148,214
Amortization of beneficial conversion feature -convertible notes		$10,461,000	$				$10,461,000
Fair value of common stock issued to related party in excess of debt	$		$			$
Reclassification of fair value of common stock issued in excess of debt as described in Note C	$			$1,365,000	(6)	$
Fair value of common stock issued to related party in excess of debt		$—		$1,365,000			$1,365,000
Common stock issued in exchange for services		$24,819,459	$			$
Correction of common stock subscription as described in (d) above	$			$(100,000)	(5)	$
Reclassification of fair value of common stock issued in excess of debt as described in Note C	$			$(1,365,000)	(6)	$
Correct net common stock canceled-previously issued for services rendered	$			$(460,800)	(7)	$
Correct classification of common stock issued for services rendered classified in error under financing activities	$			$2,900,275	(8)	$
Common stock issued for services rendered-restated	$			$974,475			$25,793,934
Common stock canceled-previously issued for services rendered		$(927,673)	$			$
Correct net common stock canceled-previously issued for services rendered	$			$460,800	(7)	$
Common stock canceled-previously issued for services rendered-restated	$			$460,800			$(466,873)
Change in assets and liabilities:	$		$			$
Payments of security deposits		$—	$			$
Reclassification of security deposit to operating activities	$			$(56,850)	(9)	$
Payments of security deposits		$—		$(56,850)			$(56,850)
Decrease in other assets		$(13,890)	$				$(13,890)
Decrease in due related parties		$(132,065)	$				$(132,065)
Increase (decrease) in accounts payable and accrued liabilities		$822,512	$				$(833,465)
Accrual of penalties as described in (a) above	$			$54,951	(4)	$
Reclassification of changes in accrued expenses due related parties	$			$44,781	(10)	$
Increase (decrease) in accounts payable and accrued liabilities-restated	$			$99,732			$922,244
Net cash used in operating activities		$(14,470,373)		$2,888,205			$(11,582,168)
Cash flows from investing activities:	$		$			$
Payments for patent filing		$(25,698)	$				$(25,698)
Payments of security deposits		$(56,850)		$56,850	(9)	$
Capital expenditures		$(29,507)	$				$(29,507)
Net cash used in investing activities		$(112,055)		$56,850			$(55,205)
Cash flows from financing activities	$		$			$
Proceeds from sales of common stock, net		$8,573,055	$				$—
Correct classification of common stock issued for services rendered classified in error under financing activities	$			$(2,900,275)	(8)	$
Reclassification of changes in accrued expenses due related parties	$			$(44,781)	(10)	$
Reclassification of proceeds form convertible notes	$			$(5,195,999)	(11)	$
Proceeds from sales of common stock, net	$			$(8,141,055)			$432,000
Proceeds from subscription of common stock		$2,465,000		$(2,465,000)	(11)		$—
Proceeds from notes converted to stock		$1,575,000		$(1,575,000)	(11)		$—
Proceeds from issuance of convertible notes		$—		$9,204,000	(11)		$9,204,000
Proceeds from exercise of options and warrants		$311,750		$32,000	(11)		$343,750
Net cash provided by financing activities		$15,774,893		$(2,945,055)			$12,829,838
Net increase in cash and cash equivalents		$1,192,465	$				$1,192,465
Cash and cash equivalents at beginning of period	$		$			$
Cash and cash equivalents at end of period		$1,192,465	$				$1,192,465

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

4.
We acknowledge your supplemental response to comment 4 and substantially reissue our comment. Please provide us with a detailed analysis or calculation of each correction that aggregates to the $23.1 million adjustment for the nine months ended June 30, 2005, as well as information regarding the various financing transactions affected by this adjustment. Additionally, it remains unclear why you charged the $23.1 million warrant liability to interest expense; please clarify your accounting treatment in the context of EITF No. 00-19.

Response: In connection with the issuance of convertible promissory notes in 2005, the Company issued warrants with registration rights for the underlying shares. As the registration rights agreement provides for the delivery of registered shares and the delivery of the registered shares is not controlled by the Company, pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the net value of the warrants at the date of issuance was recorded as a warrant liability on the balance sheet of $23,148,214 and charged to operations as interest expense. The Company’s policy is to charge the fair value of equity instruments such as preferred and common stock, warrants and options, related to financing activities to interest expense in the period the cost is incurred. Upon the registration statement being declared effective, the fair value of the warrants on that date will be reclassified as equity. The Company initially valued the warrants using the Black-Scholes pricing model with the following assumptions: (1) a dividend yield of 0%; (2) an expected volatility of 152.59%, (3) a risk-free interest rate of 3.67%, and (4) an expected life of 5 years.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

We have attached and made part of this response Schedule A supporting the calculation of the $23,148,214 warrant liability.

5.
Please ensure that we can clearly relate the information that you have provided regarding the $23.1 million adjustment for the nine months ended June 30, 2005 to the revised tabular restatement disclosure that we have requested in this letter.

Response: We believe the information contained in Schedule A clearly supports the disclosure of the warrant liability in the restatement footnotes.

6.
Please confirm that you will timely amend your June 30, 2006 Form 10-QSB to reflect the revised restatement information that you ultimately present in your Form SB-2 at the conclusion of our related comment process.

Response: The Company agrees to file a timely amended SEC Form 10-QSB for the periods June 30, 2006 and 2005.

Notes to (Audited) Consolidated Financial Statements (Restated)

Note M – Restatement of Financial Statements, page F-91

7.	Refer to adjustment (a) and include a cross-reference to the statement of operations adjustment that you reference in footnote (d).

Response: We propose to amend our Footnote M to the September 30, 2005 financial statements to read as follows:

The accompanying consolidated financial statements as of September 30, 2005 for the year ended September 30, 2005 and for the period from September 16, 2002 (date of inception) through September 30, 2005 have been restated to correct the accounting for (a) the issuance of warrants in exchange for compensation and financing activities, (b) the valuation of stock issued in settlement of related party debt, (c) the unrecorded expense accruals relating to penalties due for late registration, and (d) the errors in report preparation and miscellaneous accounting adjustments appropriate for the fair presentation of the financial statements.

The effect of these adjustments is an increase in net loss of $14,499,139 for the period from September 16, 2002 (date of inception) through September 30, 2006 and for the year ended September 30, 2005. The effect on cash flows used in operations was a reduction of $23,903 for the year ended September 30, 2005 and an increase of $5,604 from September 16, 2002 (date of inception) to September 30, 2005. Cash flow used in investing activities increased by $16,757 for the year ended September 30, 2005 and decreased by $12,750 for the period from September 16, 2002 (date of inception) through September 30, 2005. Cash flow from financing activities increased by $7,146 for the year ended September 30, 2005 and for the period from September 16, 2002 (date of inception) through September 30, 2005.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

The following tables summarize the effects of these adjustments on the Company’s consolidated balance sheet as of September 30, 2005, consolidated statements of operations for the year ended September 30, 2005 and from September 16, 2002 (date of inception) through September 30, 2005 and the consolidated statements of cash flow for the year ended September 30, 2005 and for the period from September 16, 2002 (date of inception) through September 30, 2005.

Condensed Consolidated Balance Sheet
September 30, 2005

	As Previously Reported	Adjustment		Reference	As Restated
Cash	$31,190	$			$31,190
Accounts receivables and advances	$12,429	$			$12,429
Total current assets	$43,619	$			$43,619
Property, plant and equipment, net	$8,064	$			$8,064
Deposits	$14,262	$			$14,262
Patents, net	$22,493	$			$22,493
Intellectual property, net	$9,094,082	$			$9,094,082
Total assets	$9,182,520	$			$9,182,520
Accounts payable and accrued liabilities	$2,185,468		$331,989	a	$2,517,457
Accounts and notes payable, related party	$410,429		$52,662	a	$463,091
Total current liabilities	$2,595,897		$384,651	a	$2,980,548
Debt derivative and warrant liability	$—		$13,673,574	b	$13,673,574
Total liabilities	$2,595,897		$14,058,225	a,b	$16,654,122
Preferred stock	$6	$			$6
Common stock	$112,230	$			$112,230
Common stock subscribed	$20,000	$			$20,000
Additional paid in capital	$81,879,801		$440,914	c	$82,320,715
Accumulated deficit	$(75,425,414)		$(14,499,139)		$(89,924,553)
Total deficiency in stockholders’ equity	$6,586,623		$(14,058,225)		$(7,471,602)
Total liabilities and Deficiency in Stockholders’ equity	$9,182,520	$			$9,182,520

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

Condensed Consolidated Statement of Losses
For the Year Ended September 30, 2005

Operating expenses:
Selling, general & administrative	$42,662,152		$8,051,865	d	$50,714,017
Research and development	$638,873	$			$638,873
Depreciation and amortization	$356,266	$			$356,266
Total operating expenses	$43,657,291		$8,051,865	d	$51,709,156
Net loss from operations	$(43,657,291)		$(8,051,865)	d	$(51,709,156)
Net gain (loss) in fair value of debt derivative and warrant liability	$—		$16,700,990	e	$16,700,990
Other income (expense)	$4,957	$			$4,957
Interest income (expense)	$(8,958,046)		$(23,148,264)	f	$(32,106,310)
Net loss	$(52,610,380)		$(14,499,139)	d,e,f	$(67,109,519)
Net loss per share-basic and fully diluted	$(0.82)		$(0.23)		$(1.05)

Condensed Consolidated Statement of Losses
From September 16, 2002 (date of inception) through September 30, 2005

Operating expenses:
Selling, general & administrative	$63,483,689		$8,051,915	d	$71,535,604
Research and development	$877,408	$			877,408
Depreciation and amortization	$359,427	$			$359,427
Total operating expenses	$64,720,524		$8,051,915	d	$72,772,439
Net loss from operations	$(64,720,524)		$(8,051,915)	d	$(72,772,439)
Net gain (loss) in fair value of debt derivative and warrant liability	$—		$16,700,990	e	$16,700,990
Other income (expense)	$31,342	$			$31,342
Interest income (expense)	$(10,736,232)		$(23,148,214)	f	$(33,884,446)
Net loss	$(75,425,414)		$(14,499,139)	d,e,f	$(89,924,553)
Net loss per share-basic and fully diluted	$(2.12)		(0.41)		$(2.53)

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

Condensed Consolidated Statement of Cash Flows
For the Year Ended September 30, 2005

Cash flows from operating activities
Net income (loss)		$(52,610,380)		$(14,499,139)	d,e,f		$(67,109,519)
Adjustments to reconcile to net used in operating activities
Depreciation and amortization		$350,107	$				$350,107
Organization expenses	$		$
Preferred shares issued in exchange for services		$—	$				$—
Warrants issued to consultants		$956,304		$6,402,264	d		$7,358,568
Income attributable to repricing of warrants and debt derivatives	$			$(16,700,991)	e		$(16,700,991)
Financing costs attributable to issuance of warrants	$			$23,148,214	f		$23,148,214
Amortization of beneficial conversion feature – convertible notes		$8,836,000	$				$8,836,000
Fair value of common stock issued to related party in excess of debt		$—		$1,365,000	d		$1,365,000
Common stock issued in exchange for services		$14,805,128		$3,371,513	g		$18,176,641
Common stock issued in exchange for intellectual property		$14,689,100	$				$14,689,100
Common stock issued for ESOP		$3,960,000		$(3,960,000)	g		$—
Common stock issued as penalty in connection with financing		$776,529	$				$776,529
Common stock canceled-previously issued for services rendered		$(1,078,270)		$500,000	g		$(578,270)
Change in assets and liabilities:
Increase in accounts receivable	$			$(12,429)	g		$(12,429)
Increase in other assets		$(12,429)		$12,429	g		$—
Decrease in security deposits		$9,297					9,297
Capital expenditures		$16,757		$(16,757)	h		$—
Increase (decrease) in accounts payable and accrued liabilities		$297,755		$365,993	a,i		$663,748
Increase in due related parties		$(111,943)					(111,943)
Net cash used in operating activities		$(9,116,045)		$(23,903)	a,d,e,f,g,h,i		$(9,139,948)
Cash flows from investing activities:
Payments for patent filing		$(4,347)					(4,347)
Capital expenditures	$			$16,757	h		$16,757
Net cash used in investing activities		$(4,347)		$16,757	h		$12,410
Cash flows from financing activities
Proceeds from sales of common stock, net		$—	$			$
Proceeds from subscription of common stock		$9,079,000		(9,079,000)	j
Proceeds from issuance of convertible notes	$			$9,079,000	j		$9,079,000
Proceeds from exercise of options and warrants		$70,750		$32,000	g		$102,750
Payment of debt		$—		$(24,854)	i		$(24,854)
Proceeds from loans		$—	$				$—
Advances from shareholders		$—	$				$—
Net cash provided by financing activities		$9,149,750		$7,146	g,i,j		$9,156,896
Net increase in cash and cash equivalents		$29,358		$—			$29,358
Cash and cash equivalents at beginning of period		$1,832		$—			$1,832
Cash and cash equivalents at end of period		$31,190		$—			$31,190

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

Condensed Consolidated Statement of Cash Flows
From September 16, 2002 (date of inception) through September 30, 2005

Cash flows from operating activities
Net income (loss)		$(75,425,414)		$(14,499,139)	d,e,f		$(89,924,553)
Adjustments to reconcile to net used in operating activities
Depreciation and amortization		$353,268	$				$353,268
Organization expenses		$88,500	$				88,500
Preferred shares issued in exchange for services		$1,500,000	$				$1,500,000
Warrants issued to consultants		$2,976,166		$6,402,264	d		$9,378,430
Income attributable to repricing of warrants and debt derivatives		$—		$(16,700,991)	e		$(16,700,991)
Financing costs attributable to issuance of warrants		$—		$23,148,214	f		$23,148,214
Amortization of beneficial conversion feature – convertible notes		$10,461,000	$				$10,461,000
Fair value of common stock issued to related party in excess of debt		$—		$1,365,000	d		$1,365,000
Common stock issued in exchange for services		$27,202,860		$3,371,513	g		$30,574,373
Common stock issued for ESOP		$3,960,000		$(3,960,000)	g	$
Common stock issued in exchange for intellectual property		$14,689,100	$				$14,689,100
Common stock issued as penalty in connection with financing		$776,529	$				$776,529
Common stock canceled-previously issued for services rendered		$(1,363,845)		$500,000	g		$(863,845)
Change in assets and liabilities:
Increase in accounts receivable		$—		$(12,429)	g		$(12,429)
Increase other current assets		$(12,429)		$12,429	g	$
Increase in security deposits		$(14,262)	$				$(14,262)
Increase in capital expenditures		$(12,750)		12,750	h
Increase in other assets		$(13,890)	$				$(13,890)
Increase in due related parties		$40,753	$				$40,753
Increase (decrease) in accounts payable and accrued liabilities		$2,053,464		$365,993	a,i		$2,419,457
Net cash used in operating activities		$(12,740,950)		$5,604	a,d,e,f,g,h,i		$(12,735,346)
Cash flows from investing activities:
Payments for patent filing		$(25,698)	$				$(25,698)
Capital expenditures	$			$(12,750)	h		$(12,750)
Net cash used in investing activities		$(25,698)		$(12,750)	h		$(38,448)
Cash flows from financing activities
Proceeds from sales of common stock, net		$432,000	$				$432,000
Proceeds from subscription of common stock		$9,204,000		$(9,204,000)	j	$
Proceeds from issuance of convertible notes		$—		$9,204,000	j		9,204,000
Proceeds from exercise of options and warrants		$311,750		$32,000	g		$343,750
Payment of debt	$			$(24,854)	i		$(24,854)
Proceeds from loans		$2,750,000	$				$2,750,000
Advances from shareholders		$100,088	$				$100,088
Net cash provided by financing activities		$12,797,838		$7,146	g.i,j		$12,804,984
Net increase in cash and cash equivalents		$31,190		$—			$31,190
Cash and cash equivalents at beginning of period		$—	$				$—
Cash and cash equivalents at end of period		$31,190		$—			$31,190

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

(a)  Accounts payable and accrued expenses:

As previously reported	$2,185,468
Adjustment, net	331,989
As restated	$2,517,457

In connection with the placement of convertible promissory notes in the amount of $1,465,000 in December 2004 and $1,675,000 in 2003, aggregating $3,140,000, the Company was obligated pursuant to the terms of a registration rights agreement to pay liquidated damages of 3.5% of the aggregate convertible note financing amount each month in the event it failed to have a registration statement registering the shares underlying the convertible notes declared effective by the specified deadline. During its comment process on the Company’s Registration Statement on Form SB-2, as amended, the Securities and Exchange Commission requested that the Company provide additional disclosure regarding the Company’s accounting policies in connection with the accounting for previously issued common stock, convertible notes and warrants issued pursuant to the registration rights agreement. The Company initially did not calculate the penalties incurred in connection with its failure to meet the deadline to file an effective registration statement. Following its review, the Company concluded that such penalties should be calculated as 3.5% multiplied by $3,140,000 multiplied by 3.5 months, which resulted in an increase of $384,651. The failure to properly account for such penalties resulted in an understatement of liquidated damage penalties (included in selling, general and administrative expense in the accompanying restated statement of losses) and an underestimate of accrued expenses as of September 30, 2005 aggregating $384,651.

Separately, the Company reclassified $52,662 of previously incurred debt to an officer from accounts payable and accrued expenses to accounts and notes payable - related parties. As a result of the reclassification, accounts payable and accrued expenses were overstated by $52,662 and accounts and notes payable - related parties were understated by $52,662. There was no adjustment to the Company’s statement of operations or cash flows as a result of the reclassification of the liability.

(b) In conjunction with raising capital through the issuance of convertible promissory notes, the Company issued warrants that have registration rights for the underlying shares. As the contract must be settled by the delivery of registered shares and the delivery of the registered shares is not controlled by the Company, pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the net value of the warrants at the date of issuance was recorded as a warrant liability on the balance sheet charged to operations as interest expense. Upon the registration statement being declared effective, the fair value of the warrants on that date will be reclassified as equity. The Company did not record the fair value of warrant liability of $13,673,574 as of September 30, 2005 with the original filing. The net effect of the adjustment is an increase in liabilities of $13,673,574 as of September 30, 2005. in, a Company’s Own Stock”, the net value of the warrants at the date of issuance was recorded as a warrant liability on the balance sheet charged to operations as interest expense. Upon the registration statement being declared effective, the fair value of the warrants on that date will be reclassified as equity. The Company did not record the fair value of warrant liability of $13,673,574 as of September 30, 2005 with the original filing. The net effect of the adjustment is an increase in liabilities of $13,673,574 as of September 30, 2005.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

A summary of the various warrant account components is as follows:

	Debt derivative and warrant liability (Balance Sheet)	Interest Expense (Statement of Income (Loss)	Gain/Loss in fair value of debt derivative and warrant liability
Originally reported:	$-0-	$8,958,046	$-0-
Reclassification on fair value of warrants issued for services rendered (above)	5,838,514	—	(5,838,514)
Adjustment to fair value of warrants issued in previous year (see above)		(4,355,942)	(4,355,942)
Fair value of unrecorded warrants issued in conjunction with financing (see a above)			136,401
Amended reported	$75,910,882	$30,951,611	$37,061,675

(c) In February, 2005 the Company issued 1,500,000 shares of its restricted common stock to a Company officer and Director in exchange for $600,000 of previously incurred debt. The debt was in the form of a promissory note. The Company initially valued and recorded the issuance of the common stock based on the face value of the promissory note. Upon subsequent review the Company determined that the shares should be valued at $1.31 per share for a total of $1,965,000, which represents the fair value of the common stock on the date of the exchange. $1,365,000, the difference between the fair value of the common stock of $1,965,000 and the face value of the debt of $600,000, has been charged to current period selling, general and administrative expense. The Company initially recorded the value of the common stock at $600,000. The net effect of the adjustment is an increase of $1,365,000 in selling, general and administrative expense during the year ended September 30, 2005.

Separately, the Company initially recorded the fair value of warrants issued to non-employees in connection with its financing activities as a charge to interest expense with the offset to additional paid in capital. Pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the net value of the warrants at the date of issuance was recorded as a warrant liability on the balance sheet. The net effect of the adjustment is a decrease of $924,086 in interest expense during the year ended September 30, 2005.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

The following summarizes the adjustments:

Summary:
Adjustment for Fair value of stock issued in settlement of related party debt:	$1,365,000
Reclassification of fair value of financing warrants issued pursuant to EITF 00-19	(924,086)
Net effect:	$440,914

(d) In July 2005, the Company entered into an agreement with Trilogy Capital Partners, Inc. and Jeff Pollon ("Trilogy" and "Pollon") to provide marketing services to the Company for a term of one year, terminable thereafter by either party upon 30 days prior written notice. In connection with the agreement, the Company agreed to pay Trilogy a monthly fee of $12,500. The Company also issued Trilogy and Pollon warrants to purchase an aggregate of 9,000,000 shares of common stock at $0.55 per share, exercisable for a period of three years from issuance.  As the contract must be settled by the delivery of registered shares and the delivery of the registered shares is not controlled by the Company, pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the Company recorded the net value of the warrants at the date of issuance as a warrant liability of $4,117,500 and charged to operations as consulting fees. Upon the registration statement being declared effective, the fair value of the warrants on that date will be reclassified as equity. The Company initially valued the warrants using the Black-Scholes pricing model with the following assumptions: (1) a dividend yield of 0%; (2) an expected volatility of 155.3%, (3) a risk-free interest rate of 3.82%, and (4) an expected life of 3 years.

During the quarter ended December 31, 2004, the Company granted warrants to purchase 6,063,500 shares of its common stock to non-employees in exchange for services and financing expenses. The estimated fair value of the compensatory warrants granted to the non-employees in exchange for services and financing expenses was initially determined using the Black-Scholes pricing model and the following assumptions: a contractual term of 2 to 5 years, a risk free interest rate from 2.47% to 3.53%, a dividend yield of 0% and volatility from 65.7% to 148.7%. The amount of the expense charged to operations for compensatory warrants granted in exchange for services and financing expenses was $3,169,052 for the quarter ended December 31, 2004.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

During the quarter ended March 31, 2005, the Company granted warrants to purchase 55,000 shares of its common stock to non-employees in exchange for services. The estimated fair value of the compensatory warrants granted to the non-employees in exchange for services was determined using the Black-Scholes pricing model with the following assumptions: a contractual term of 5 years, a risk free interest rate of 3.67%, a dividend yield of 0% and volatility of 152.59%. The amount of the expense charged to operations for compensatory warrants granted in exchange for services was $72,017 for the quarter ended March 31, 2005.

Summary:
Total value of warrants described above:	$7,358,569
Less previously recorded	(956,305)
Net:	6,402,264
Adjustment to fair value of common stock issued in settlement of related party debt (see (b) above)	1,365,000
Penalties accrued due to late registration (see (a) above)	384,651
Correction in value of shares issued for services rendered	(100,000)
Net effect:	$8,051,915

(e) In conjunction with raising capital through the issuance of convertible promissory notes, the Company issued warrants with registration rights for the underlying shares. As the contract must be settled by the delivery of registered shares and the delivery of the registered shares is not controlled by the Company, pursuant to EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, the Company recorded the net value of the warrants at the date of issuance as a warrant liability of $23,148,214 and charged to operations as interest expense. Upon the registration statement being declared effective, the fair value of the warrants on that date will be reclassified as equity. The Company initially valued the warrants using the Black-Scholes pricing model with the following assumptions: (1) a dividend yield of 0%; (2) an expected volatility of 152.59%, (3) a risk-free interest rate of 3.67%, and (4) an expected life of 5 years.

In accordance with SFAS 133 “Accounting for Derivative Instruments and Hedging Activities”, the Company revalued the warrants with underlying shares subject to registration rights as of September 30, 2005 using the Black-Scholes option pricing model. Assumptions regarding the life, the expected dividend yield and volatility were left unchanged but the Company applied a risk free interest rate of 4.18%, a volatility of 155.91% and a deemed fair value of common stock of $0.57, which was the closing price of the Company’s common stock on September 30, 2005. The difference of $16,700,991 between the fair value of the warrants as of September 30, 2005 and the previous valuation as of February, 2005 has been recorded as a gain on revaluation of warrant liability and included in the restated consolidated financial statements.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

(f) Please refer to paragraph 1(e) above.

(g) The Company misclassified a number of line items within the cash flow statement; the adjustments to correct these line items are as set forth below:

1	Common stock issued for services	$3,371,513
2	Correction of shares issued originally labeled ESOP	(3,960,000)
3	Correction of amount of shares cancelled, previously issued for services	500,000
4	Decrease in change in accounts receivable	(12,429)
5	Increase in change in other assets	12,429
6	Correction of proceeds from exercise of options and warrants	32,000
7	Accounts payable correction	56,487
	Net effect:	$0

(h)  The Company initially classified capital expenditures as usage in cash flow for operations. The correct classification of the capital expenditures is under the investing activity.

(i) The correction of the errors affecting accounts payable is summarized below:

1	Recording of accrual for penalties as described in (a) above:	$384,651
2	Misclassification of debt payments	(24,854)
3	Accrual adjustments	6,196
	Net effect	$365,993

(j) In connection with its financing activities, the Company issued convertible debt, which was converted to common stock within the same accounting period. The Company has revised its description of the financing as proceeds received from the issuance of convertible debt instead of a sale of common stock.

8.	Refer to adjustment (b) and clarify where you recorded the $13,673,574 adjustment to interest expense.

Response: See response to comment 7.

9.
We refer to adjustment (c). We do not see the $1,365,000 increase in selling, general, and administrative expenses on your statement of operations. Please cross-reference to adjustment (d) to clarify where you recorded this adjustment. Please also clarify why you recorded a $924,086 reduction to interest expense and tell us where you presented that amount on your statement of operations.

Response: See response to comment 7.

Mr. Jeffrey P. Riedler
U.S. Securities and Exchange Commission
Division of Corporation Finance
May 9, 2007

10.
We acknowledge your proposed revisions in response to comment 5 as well as the supplemental tabular restatement information that you have presented for the two years ended September 30, 2005 and for the period from inception to September 30, 2005. We refer you to footnote (e) and request that you revise your disclosure to incorporate any additional information that results from your response to comment 4 of this letter. Additionally, please provide us with a detailed analysis or calculation of the $16.7 million gain you recorded for the nine months ended September 30, 2005. Clarify how you reflected this adjustment on your balance sheet.

Response: See response to comment 7.

We enclose and make part of this response Schedule B supporting the $16.7 million gain realized during the year ended September 30, 2005 in connection with the revaluation of the warrant liability.

11.
Please confirm that you will timely amend your September 30, 2005 Form 10-KSB to reflect the revised restatement information that you ultimately present in your Form SB-2 at the conclusion of our related comment process.

Response: We agree to file an amended September 30, 2005 10-KSB incorporating the changes agreed to at the conclusion of the review process on a timely basis.

If you have any additional comments or questions, please feel free to contact the undersigned at (212) 318-3261.

Very truly yours,

/s/ Merrill M. Kraines
Merrill M. Kraines

Enclosures

cc:	Mr. John Krug, Senior Staff Attorney
Mary Mast, Senior Accountant
Amy Bruckner, Staff Accountant
James A. Hayward, Applied DNA Sciences, Inc.

SCHEDULE A

Applied DNA Sciences, Inc
Schedule of Initial Warrant Valuation
Quarter Ended March 2005

	1.465M Promissory Notes	7.371M Promissory Notes
Number of warrants:	2,930,000	14,742,000

Specifics:
Strike Price:	$0.75	$0.75
Term	3 yrs	5 yrs

Initial data (assumptions):
Market price of stock	$1.50	$1.39
Remaining term (initial valuation)	3 years	5 years
Expected dividend yield	—	—
Volatility:	148.66%	152.59%
Risk free rate:	3.21%	3.67%
Option value:	1.3123	1.3094
			TOTAL
Initial Valuation:	3,845,039	19,303,175	23,148,214

SCHEDULE B

Applied DNA Sciences, Inc
Reconciliation of Warrant Liability and Gain
Year Ended September 30, 2005

	Date	Initial Warrant Valuation	Q/E 3/31/05 Fair Values	Q/E 6/30/05 Fair Values	Q/E 9/30/05 Fair Values	Yearly
Quarter ending March 05:
$1.465M Promissory Notes	1/28/05	3,845,039	2,130,403	1,276,894	1,224,740
$7.371M Promissory Notes	2/5/05	19,303,175	12,091,388	7,735,127	7,485,988
Sub total		23,148,214

Warrants reclassified from equity:
$1.675M Bridge Note $0.10 wts	1/28/05	70,186	91,089	60,199	57,457
$1.675M Bridge Note $0.60 wts	1/28/05	3,038,665	1,168,432	729,917	703,290
Subtotal		3,108,851
Total March 05:		26,257,065

Quarter ending September 05:
Warrants issued in conjunction with services rendered with registration rights

Trilogy	07/05/2005	3,431,250			3,501,750
Pollon	07/05/2005	686,250			700,350
Subtotal		4,117,500

Total		30,374,565	15,481,312	9,802,137	13,673,575

Change-Gain (loss)			10,775,753	5,679,175	246,063	16,700,991

SUMMARY RECONCILIATION:
Initial warrant valuation at 3/31/05:	26,257,065
Valuation at 3/31/05:	(15,481,312)

Gain as per Q/E 3/31/05:	10,775,753

Valuation at 6/30/05:	9,802,137
Previous (3/31/05) valuation:	(15,481,312)

Gain at Q/E 6/30/05:	5,679,175

Valuation at 9/30/05:	13,673,575
Less initial valuation of warrants	(4,117,500)
Sub total	9,556,075
Previous Valuation (6/30/05):	(9,802,137)

Gain Q/E 9/30/05:	246,062

Yearly gain:	16,700,990	rounding $1